Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
26 July 2010
Sterlite Industries (India) Limited
Un-audited Consolidated Results for the First Quarter Ended
30 June 2010
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its Un-audited consolidated results for the first quarter (“Q1”) ended 30 June 2010.
Highlights
■	Robust financial performance
—	Q1 revenue up 29% at Rs. 5,925 crore

—	Q1 PBIDT up 47% at Rs. 2,189 crore

—	Attributable PAT up 50% at Rs 1,008 crore
■	Achieved boiler light-up of the first unit of the 2,400 MW Independent power plant at Jharsuguda

■	Debari zinc smelter awarded the “International British Safety Council” award

■	Strong balance sheet with cash and liquid investments of Rs. 24,874 crore
Financial Highlights

	(in Rs. crore, except as stated)
	Quarter ended			Full Year ended
	30th June		Change	31st March
Particulars	2010	2009	%	2010
Net Sales/Income from operations	5,925	4,580	29	24,501
Profit before interest, depreciation and taxes	2,189	1,489	47	8,179
Taxes	368	230		1,233
Profit after taxes	1,462	924		5,409
Minority Interest	376	322		1,724
Share in profits/(loss) of associates	(78)	71		59
Attributable profit	1,008	673	50	3,744
Basic earnings Per Share (“EPS”) (Rs/share)*	3.0	2.4		11.7

*	Not Annualised

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2010	Page 2 of 5
Production Summary

	(In Kt, except as stated)
	Quarter ended
	30 June		Change	Year Ended
Particulars	2010	2009	%	2010
Aluminium
BALCO	63	72	(12)	268
VAL	77	53	45	264
Copper India/Australia
Mined metal content	7	7	—	24
Cathodes	77	78	(1)	334
Zinc and Lead
Mined metal content	182	183	—	769
Refined metal content	180	157	15	650
Silver (’000 kgs)	43	41	5	176
Power (Mn units) (net of captive consumption)	480	287	68	1,416
Zinc Business
During Q1, the Company produced 182,000 tonnes of Mined metal, inline with the production in the corresponding prior quarter. During the quarter, production from the Rampura Agucha mine was impacted by lower grades and repair and maintenance of one of the mills.
Refined zinc production during the quarter was 165,000 tonnes, an increase of 18% compared with the corresponding prior quarter. The 210 ktpa Zinc smelter at Rajpura Dariba commissioned in Q4 FY2010 is ramping up well and contributed 33,000 tonnes in Q1. The production at the existing plants was impacted due to a temporary water shortage, which is expected to normalize with the onset of monsoon.
Refined silver production during Q1 was 43,000 kilograms, an increase of 5%, compared with the corresponding prior quarter. The increase in production was primarily on account of higher silver content in the mined ore and improved plant efficiencies.
Revenues for Q1 were Rs 1,928 crore, an increase of 29% compared with Rs. 1,489 crore in the corresponding prior quarter. EBITDA for Q1 was Rs 1,000 crore, an increase of 32% compared with Rs. 760 crore in the corresponding prior quarter. The positive impact of improved LME prices and improved by-product realization on profitability was partly offset by the impact of the additional gratuity provisions due to change in the limit of salary in the payment of Gratuity Act, full impact of long term settlement of wage agreement, higher stripping cost at mines and increase in coal, and coke costs.
Construction activity at the 100 ktpa lead smelter at Rajpura Dariba is progressing as planned, and is on schedule for completion by Q2 FY2011. Of the 160MW captive power plant, one unit of 80 MW CPP was synchronized in June 2010 and the second unit is expected to be synchronized in September 2010.
Primary mine development activity at Sindesar Khurd mine project is on schedule, with

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2010	Page 3 of 5
production expected to commence from Q2 FY 2011
Copper Business
During Q1, copper cathode production at the Tuticorin smelter at 77,000 tonnes was lower due to a planned maintenance shutdown for 22 days beginning 22 June 2010.
Mined metal production at our Australian mines contributed 7,000 tonnes during the quarter.
Revenues for Q1 were Rs 3,092 crore, an increase of 35% compared with Rs 2,297 crore in the corresponding prior quarter.
EBITDA for Q1 were Rs 261 crore, an increase of 125%, compared with Rs 116 crore in the corresponding prior quarter. The increase in profitability during the quarter was on account of improved copper recovery, higher by-product realisation and improved margins from the phosphoric acid business.
During Q1, TC/RC realisation were 13.5 USc/lb compared with 11.9 USc/lb in the corresponding prior quarter.
Acid realization, in Q1, improved to Rs 3,322 per tonne as compared with Rs 227 per tonne in the corresponding prior quarter.
Aluminium Business
During Q1, the aluminium production from BALCO II smelter was 63,000 tonnes, higher than its rated capacity. We continue to sell surplus power from the BALCO I CPP.
Revenues for Q1 were Rs 666 crore, an increase of 4%, compared with Rs 639 crore in the corresponding prior quarter. EBITDA for Q1 was Rs 98 crore, compared with Rs 133 crore in the corresponding prior quarter. The decrease in profitability was primarily on account of increase in costs due to higher alumina cost, power costs, additional gratuity provision pursuant to enhancement of gratuity ceiling under Payment of Gratuity Act and unabsorbed costs of BALCO plant I.
The first metal tapping from the 325 ktpa aluminium smelter project at BALCO is expected in Q4 FY 2011. Construction of the 1,200MW captive power plant is progressing well and the first unit is expected to be synchronised in Q3 FY2011, with the remaining three units progressively synchronised by Q2 FY2012.
The share of profit/ (loss) from VAL, as an associate, for Q1 were Rs. (78) crore, compared with a profit of Rs 71 crore in the corresponding prior quarter. Losses in VAL were primarily on account of interest and depreciation which could not be absorbed fully because of production ramp up.
Power Business
During Q1, we sold 480 million units of power, compared with 287 million units in the corresponding prior quarter. Average realisation during the quarter was Rs 4.98 per kwh as compared with Rs. 5.43 per kwh in the corresponding prior quarter.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2010	Page 4 of 5
Revenue (net of transmission and wheeling charges and inter segment transfers) for Q1 were Rs 239 crore, an increase of 54% compared with Rs 155 crore in the corresponding prior quarter.
EBITDA for Q1 was Rs 138 crore, an increase of 36% compared with Rs 102 crore in the corresponding prior quarter.
The boiler light-up for the first 600MW unit of the 2400 MW (600MW x 4) coal based commercial power plant at Jharsuguda was announced on 26 June 10 and commercial production is expected to commence in September 2010. The remaining three units are expected to be progressively synchronized by end of Q1 FY 2012.
At the 1,980 MW supercritical IPP project at Talwandi Sabo, the EPC contract has been signed and ordering of major equipment packages have been completed by the EPC contractor. Activities have commenced on site and piling work is currently under progress. The first unit is expected to be commissioned by Q4 FY 2013 and overall project completion by Q2 FY 2014.
Minority Interest
Minority Interest for Q1 was Rs 376 crore (25.7%) comprising Rs. 313 crore at HZL and Rs. 63 crore at BALCO. Minority Interest in corresponding prior quarter was Rs 322 crore (34.8%). Minority interest percentage decreased during Q1, primarily on account of lower profit mix from BALCO and HZL.
Port business
We have entered the port business through a contract to develop a coal berth at Vizag on a revenue sharing basis in a joint venture with Leighton Contractors (India) Pvt. Limited. Agreement has been signed with Vizag Port Authorities and the estimated cost of the project is Rs. 500 crore which is likely to be completed in mid 2012.
The Company, along with its joint venture partner Leighton, has also been awarded the project for development of multipurpose berth on revenue sharing basis for Paradeep Port. The indicative cost of the project is likely to be Rs. 400 crore.
Cash, Cash Equivalents and liquid investments
Consolidated cash, cash equivalents and liquid investments as at 30 June 2010 was Rs. 24,874 crore. This includes Rs. 17,042 crore in debt mutual funds and Rs. 7,832 crore in cash and fixed deposits with the banks. The Company has a strong internal control mechanism that includes continuous review and monitoring of all its investments. The investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL) on an ongoing basis.
Bonus and Stock Split
Consequent to the announcement made earlier, the equity shares of the company were subdivided from Rs. 2/- each to Re 1/- each fully paid up and has also issued bonus shares in the ratio of 1:1 on the subdivided shares during the quarter.

Sterlite Industries (India) Limited Results for the First Quarter ended 30 June 2010	Page 5 of 5
For further information, please contact:

Ashwin Bajaj Vice President — Investor Relations Sterlite Industries (India) Limited	sterliteinvestorrelations@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM — Investor Relations Sterlite Industries (India) Limited	sterliteinvestorrelations@vedanta.co.in Tel: +91 22 6646 1531
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc, lead & silver and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc, lead & silver operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.